EXHIBIT 12.1

Ratios of Earnings to Fixed Charges – Continuing Operations

The Company’s consolidated ratios of earnings to fixed charges – continuing operations for each of the periods indicated are set fourth below:

	Year Ended December 31,
	2001		2000		1999
	(Dollars in millions)
Income from continuing operations before income taxes	$668		$424		$364
Combined fixed charges:
Interest expense of deposits	443		509		480
Interest expense on senior bank notes	10		12		14
Interest expense on subordinated bank notes	14		3		—
Interest expense on guaranteed preferred beneficial interest in Company’s junior subordinated debentures	18		18		18
Appropriate portion (1/3) of rent expense	9		6		7
Total combined fixed charges	$494		$548		$519

Total combined fixed charges (excluding interest expense on deposits)	$51		$39		$39

Earnings before income taxes and fixed charges	$1,162		$972		$883

Ratio of earnings to fixed charges (including interest expense on deposits)	2.35	x	1.77	x	1.70	x

Ratio of earnings to fixed charges (excluding interest expense on deposits)	14.10	x	11.87	x	10.33	x